The Goldman Sachs Group, Inc.

200 West Street

New York, NY 10282

November 5, 2021

VIA EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Sonia Bednarowski Erin Purnell

Re:	Acceleration Request for The Goldman Sachs Group, Inc. Registration Statement on Form S-4 (File No. 333-260413)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, The Goldman Sachs Group, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration Number 333-260413 (the “Registration Statement”) be accelerated so that it will become effective at 4:30 P.M., New York City time, on November 9, 2021, or as soon as practicable thereafter.

Please contact Brian E. Hamilton at Sullivan & Cromwell LLP, counsel to the Company at (212) 558-4801 or by email (hamiltonb@sullcrom.com), or C. Andrew Gerlach at (212) 558-4789 or by email (gerlacha@sullcrom.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Securities and Exchange Commission November 5, 2021

Sincerely, The Goldman Sachs Group, Inc.

By	/s/ David S. Thomas
Name: David S. Thomas Title: Deputy General Counsel

cc:	Sonia Bednarowski

Erin Purnell

(Securities and Exchange Commission)

Brian E. Hamilton

C. Andrew Gerlach

(Sullivan & Cromwell LLP)

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